SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                Amendment No. 6

                             Meade Instruments Corp.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    583062104
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 30, 2006
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 2 of 13 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Hummingbird Management, LLC
                               (f/k/a Morningside Value Investors, LLC)
                                        IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,778,608
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,778,608
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,778,608
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 3 of 13 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,801,608
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,801,608
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,801,608
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================








------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 4 of 13 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Hummingbird Capital, LLC
                                   (f/k/a Morningside Capital, LLC)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,778,608
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,778,608
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,778,608
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================






------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 5 of 13 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   775,581
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               775,581
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    775,581
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    LP
================================================================================







------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 6 of 13 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   804,798
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               804,798
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    804,798
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    LP
================================================================================






------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 7 of 13 Pages
------------------------                                   ---------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Hummingbird Concentrated Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,198,229
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,198,229
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,198,229
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       /_/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    LP
================================================================================






------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 8 of 13 Pages
------------------------                                   ---------------------


            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned related to the common stock (the "Common Stock") of Meade Instruments Corp., a Delaware corporation. This Amendment No. 6 amends the Schedule 13D as specifically set forth.


	Item 4 is hereby amended to include the following:

Item 4.

On January 30, 2006, Hummingbird sent a letter to the Board of Directors of the Issuer (the "Board") expressing its disappointment with the Issuer's response to its letter of January 19, 2006, which concerned the Issuer's disappointing financial performance and its failure to effectively communicate with its stockholders. Hummingbird provided the Board with specific suggestions that it believes would help the Issuer operationally and provide better information to the investment community. Shortly after that letter was sent, the CEO Steven Murdoch resigned from the Issuer. Hummingbird's letter of January 30, 2006, restated its previous complaint about the Issuer's poor communications with its stockholders, made specific suggestions regarding the qualifications of a new CEO, and asked to have a reprenstative of Hummingbird appointed to the Board of Directors. A copy of the letter is included in this Schedule
13D as Exhibit B and is incorporated herein by reference.

	Item 7 is hereby amended to include the following:

Item 7.

	Exhibit B  Letter to the Board of Directors, Meade Instrument Corp.,
                   dated January 30, 2006.




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 9 of 13 Pages
------------------------                                   ---------------------


                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  Janaury 30, 2006               HUMMINGBIRD MANAGEMENT, LLC
                                        (f/k/a Morningside Value Investors, LLC)

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        /s/ Paul D. Sonkin
                                        ----------------------------------------
                                        PAUL D. SONKIN


                                        HUMMINGBIRD VALUE FUND, L.P.

                                        By: Hummingbird Capital, LLC

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        HUMMINGBIRD MICROCAP VALUE FUND, L.P.

                                        By: Hummingbird Capital, LLC

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        HUMMINGBIRD CONCENTRATED FUND, L.P.

                                        By: Hummingbird Capital, LLC

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member



                                        HUMMINGBIRD CAPITAL, LLC
                                        (f/k/a Morningside Capital, LLC)

                                        By: /s/ Paul D. Sonkin
                                            ------------------------------------
                                           Paul D. Sonkin
                                           Managing Member


                                        /s/ Paul D. Sonkin
                                        ----------------------------------------
                                        PAUL D. SONKIN




------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 10 of 13 Pages
------------------------                                   ---------------------

Exhibit			Description                                        Page


A			Joint Filing Agreement dated January 19, 2006        11
                        by and among Hummingbird Management, LLC, Paul D. Sonkin, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Hummingbird Concentrated, L.P., Hummingbird Capital, LLC.

B 			Letter to the Board of Directors, Meade Instrument   12
                        Corp.,dated January 30, 2006.


------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 11 of 13 Pages
------------------------                                   ---------------------

Exhibit A

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 19, 2005 (including amendments thereto) with respect to the Common Stock of Meade Instrument Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 19, 2006           HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin


------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 12 of 13 Pages
------------------------                                   ---------------------

Exhibit B

Letter to the Board of Directors

				 Hummingbird Management LLC
				460 Park Avenue - 12th Floor
				 New York, New York  10021

January 30, 2006

Board of Directors
Meade Instruments Corp.
6001 Oak Canyon
Irvine, CA 92618

Gentlemen:

As you know, Hummingbird Management LLC ("Hummingbird") is a significant stockholder of Meade Instruments Corp. ("Meade" or the "Company"). Our first public communication was on January 19, 2006, after months of attempts to discuss privately Meade's problems with the Board of Directors (the "Board"). On January 19, the Board replied to our letter in a non-responsive and off-the-cuff manner. Meade's stockholders deserved a thoughtful response that reflected due consideration by the Board of our concerns, which could not have possibly happened in less than 24 hours. Consequently, we are again communicating with the Board in a public manner. Further, the Board failed to answer in any detail the substantial issues we raised and instead gave a misleading account of why our face-to-face meeting did not occur.

We again request (1) a board seat for Hummingbird and (2) the appointment of a qualified investor relations firm. We also want to make sure that (3) clear qualifications be established for the person appointed as CEO to succeed Steven Murdoch, and (4) the compensation package insure a clear alignment of interest between the CEO and the shareholders.

As we wrote previously, the current situation with Meade is the first time that we have encountered a Board that has been totally unwilling to having an open and frank dialogue with a significant stockholder whose only goal is to improve stockholder value. Meade's mismanagement and behavior is exceptionally unprofessional and quite damaging to the Company and its stockholders. On January 19, Henry Casari, Chairman of the Board, wrote that the Board was "willing to discuss [our concerns] in person," yet earlier in his letter he admitted that the Board was merely willing to allow us "to present [our] concerns in person." Presentation of our concerns in no way qualifies as an open, two-way discussion of substantive issues.

This double-speak is a prime example of the games the Board has been playing with Hummingbird for months. Initially, the Board requested that we agree to a long-term standstill prior to our scheduled meeting that would have severely restricted our rights as stockholders. After dropping that request, the Board required that we sign a confidentiality agreement, which we did, as Meade indicated that it was going to provide Hummingbird with materials that were not in the public domain. However, several days before the scheduled meeting, Mr. Casari informed us for the first time that (1) there would be no information from the Company, (2) only three board members were going to attend the meeting, (3) we would be the only ones speaking at the meeting and (4) after we made our case, the meeting would terminate. Does this sound l ike a Board that is willing to discuss Hummingbird's concerns?

------------------------                                   ---------------------
CUSIP No. 583062104                   13D                    Page 13 of 13 Pages
------------------------                                   ---------------------



One of our criticisms of Meade in our January 19 letter was the poor quality of its communications with the investment community. Meade's response to our request for a genuine exchange underscores how much improvement is needed in this regard. Snubbing your largest shareholder is not a way to promote open dialogue with your investor base; it is rather the behavior of a company or a board with something to hide. We therefore reiterate our request that a representative of Hummingbird be immediately added to the Board without conditions. As a representative of the Company's stockholders, we would finally have an opportunity to make this Board understand and be responsive to stockholder concerns.

We also reiterate our request that Meade hire an investor relations firm that has experience with companies of Meade's size, history, and prospects. Had Meade hired an effective IR firm, we may not have had to resort to public communications of matters we believe are best handled privately. At Hummingbird, we have worked very closely with scores of management teams.
Our record shows that we do not seek the limelight and prefer to discuss our concerns amicably with management.

In terms of a new CEO, we have set forth below a list of qualifications that we believe must be a pre-requisite for any candidate acceptable to Meade's stockholders:

      1.    Demonstrated track record of success in the areas of:
	a.	New product introductions
	b.	Turnarounds
	c.	Sourcing in China
	d.	Cost cutting
	e.	Running a public company
	f.      Understanding the need to communicate effectively with Wall
                Street

      2. We strongly urge the Board of Directors to put in place a compensation plan for the new CEO that includes significant share of performance based payments, to ensure that the interests of the CEO and the interests of the shareholders are aligned.


Prior to January 20, 2006, we did not know whether Steven Murdock, Meade's longtime chief executive officer, or the Board was at the root of Meade's communication problem. Upon reflection, we feel that all of our past meetings with Steven and other members of his management team had been the start of productive two-way discussions. It is clear to us now that once the Board became involved, there has been consistent stonewalling and a complete breakdown of communications. Harry, it appears that you are part of the problem, not part of the solution to Meade's problems. Let us not forget who owns the company and for whom the Board of Directors works.

Sincerely,


Paul D. Sonkin
Managing Member
Hummingbird Management, LLC